SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                           Steel of West Virginia, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    858154107
                                  (Cusip Number)

                                Barbara E. Shields
                          6300 Ridglea Place, Suite 1111
                             Fort Worth, Texas 76116
                                  (817) 335-8282
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 421,015, which constitutes approximately 7.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,010,795 shares outstanding.

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1.   Name of Reporting Person:

     Corbin & Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /
     Not Applicable
                                                  (b) /   /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 421,015 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 421,015 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     421,015

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  7.0%


14.  Type of Reporting Person: IA

------------
(1) Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock (the "Stock") of Steel of West Virginia, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 17th Street and Second Avenue, Huntington, WV 25703.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(e) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Corbin & Company, a Texas corporation ("Corbin & Co."). Corbin & Co. is sometimes hereinafter referred to as the "Reporting Person." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to David A. Corbin ("Corbin") (the "Controlling Person"). The Reporting Person, the Controlling Person and the other persons identified in paragraphs
(b) - (c) of Item 2 are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b) - (c)

     CORBIN & CO.

     Corbin & Co. is a Texas corporation, the principal business of which is providing investment advisory services to third parties. The principal business address of Corbin & Co., which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116. Pursuant to Instruction
C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Corbin & Co. are as follows:

                         Residence or             Principal Occupation
Name                     Business Address         or Employment

David A. Corbin          6300 Ridglea Place       Chairman, President and
                         Suite 1111               Chief Investment Officer of
                         Fort Worth, Texas 76116  Corbin & Co.

R. Kyle Kight            6300 Ridglea Place       Vice President for
                         Suite 1111               Portfolio Management,
                         Fort Worth, Texas 76116  Corbin & Co.

Tod M. Miller            6300 Ridglea Place       Vice President for Marketing,
                         Suite 1111               Corbin & Co.
                         Fort Worth, Texas 76116

Jeffrey D. Ressetar      6300 Ridglea Place       Chief Financial Officer and
                         Suite 1111               Chief Operations Officer of
                         Fort Worth, Texas 76116  Corbin & Co.

Barbara E. Shields       6300 Ridglea Place       Vice President for Client
                         Suite 1111               Relations and Legal Affairs,
                         Fort Worth, Texas 76116  Corbin & Co.


     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Corbin & Co. has expended $3,576,645 to purchase shares of the Stock. Such funds were received from Corbin & Co.'s investment advisory clients.

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Person has had discussions with management of the Issuer concerning alternatives regarding maximization of shareholder value as well as various operational and financial aspects of the Issuer's business. On October 1, 1998, the Reporting Person delivered to the Issuer's Board of Directors a letter, a copy of which is attached hereto as Exhibit A, setting forth specific proposals for the Board's consideration relating to maximization of shareholder value. These proposals involve (i) the repurchase of shares of the Stock by the Issuer, (ii) the institution, at a later date, of dividend payments on shares of the Stock, and (iii) the increased investment, by Board members, in the Issuer's stock. As stated in the letter, the Reporting Person has requested a response from the Issuer's Board by October 31, 1998.

     The Reporting Person acquired on behalf of its advisory clients, and its client accounts continue to hold, the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on the same factors, the Reporting Person may sell all or a portion of the shares of the Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

Reporting Person

     CORBIN & CO.

     The aggregate number of shares of the Stock that Corbin & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 421,015, which constitutes approximately 7.0% of the outstanding shares of the Stock.

Controlling Person

     CORBIN

     Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 421,015 shares of the Stock, which constitutes approximately 7.0% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any shares of the Stock.

     (b)

Reporting Person

     CORBIN & CO.

     Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 421,015 shares of the Stock.

Controlling Person

     CORBIN

     As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 421,015 shares of the Stock.

     (c) On September 11, 1998, the Reporting Person sold 6,600 shares of the Stock at $6.2576 per share in an open market transaction on the NASDAQ.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     (d) All of the shares of the Stock reported herein are owned by Corbin & Co.'s advisory clients, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock. To the best knowledge of Corbin & Co., no client of Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Person.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Letter from Corbin & Company to the Issuer's Board of Directors, dated October 1, 1998.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 6, 1998

                                  CORBIN & COMPANY



                                   By: /s/ Barbara E. Shields
                                       Barbara E. Shields, Vice President
                                       for Client Relations and Legal Affairs
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                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Letter from Corbin & Company to the Issuer's Board of Directors, dated October 1, 1998